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                               March 30, 2022

       Melissa Berube
       General Counsel
       Eos Energy Enterprises, Inc.
       3920 Park Avenue
       Edison, New Jersey 08820

                                                        Re: Eos Energy
Enterprises, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 4, 2022
                                                            File No. 333-263298

       Dear Ms. Berube:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed March 4, 2022

       General

   1.                                                   The registration
statement registers a resale offering of the convertible notes by selling securityholders. The
legality opinion indicates a primary offering of convertible notes.
                                                        Please revise as
appropriate to reconcile this discrepancy.
   2. Please tell us on what registration statement or exemption you will rely to offer and sell the shares underlying
the convertible notes to subsequent investors. Revise your
                                                        disclosure, fee table
and legality opinion, as appropriate.
   3. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended
December 31, 2021, which in turn incorporates by reference
                                                        certain Part III
information from a definitive proxy statement that you have not yet filed.
 Melissa Berube
Eos Energy Enterprises, Inc.
March 30, 2022
Page 2
      Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure
      Interpretations.
4. Please revise the exhibit index to refer to the legality opinions for the prior Registration
      Statements on Form S-1 referenced prior to your prospectus cover page.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at
(202) 551-3641
with any questions.



                                                              Sincerely,
FirstName LastNameMelissa Berube
                                                              Division of
Corporation Finance
Comapany NameEos Energy Enterprises, Inc.
                                                              Office of
Manufacturing
March 30, 2022 Page 2
cc:       Roshni Banker Cariello
FirstName LastName